

Entity Profile Information

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	03/06/2020

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	03/06/2020
SWAP DEALER PROVISIONALLY REGISTERED	01/27/2020
NFA MEMBER PENDING	04/23/2019
SWAP DEALER PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 4/1/2025

No information available.

Disciplined Employee Summary



Business Information

Name	CITIGROUP GLOBAL MARKETS EUROPE AG
Form of Organization	CORPORATION
Country	GERMANY
Federal EIN	Not provided

Business Address

Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone Number	+49 (69) 1366-5134
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Other Names

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG
DBA   NOT IN USE



Location of Business Records

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY



U.S. Address for the Production of Business Records

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

Office Of	CITIGROUP GLOBAL MARKETS INC.
Street Address 1	388 GREENWICH STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10013



Principal Information

Individual Information

NFA ID	0544763
Name	CALMEL, SYLVIE
TItle(s)	DIRECTOR
	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-19-2022

NFA ID	0530748
Name	CARPITELLA, SILVIA
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	09-28-2023

NFA ID	0521784
Name	HAFKE, STEFAN THOMAS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-29-2023

NFA ID	0547997
Name	HUPPERT, VERA SABINE
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-09-2022

NFA ID	0521653
Name	KOELBL VOGT, JASMIN
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No

Status	APPROVED
Effective Date	05-28-2019

NFA ID	0522954
Name	MORTON, ANDREW JOHN
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-30-2020

NFA ID	0521786
Name	RUSSMANN, OLIVER
TItle(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-28-2019

NFA ID	0532293
Name	SAPCANIN, AMELA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-22-2020

NFA ID	0488977
Name	TROMBETTA, SANTO
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-29-2020

NFA ID	0560219
Name	WEBER, MICHAEL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-24-2024

NFA ID	0522600
Name	YOUNG, JEAN MARIE

TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	08-19-2022

Holding Company Information

NFA ID	0291281
Full Name	CITIGROUP GLOBAL MARKETS LIMITED
10% or More Interest	Yes
Status	APPROVED
Effective Date	04-24-2019

NFA ID	0388448
Full Name	CITIGROUP INC
10% or More Interest	Yes
Status	APPROVED
Effective Date	05-07-2019



Non-U.S. Regulator Information

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
GERMANY	DEUTSCHE BUNDESBANK
GERMANY	EUROPEAN CENTRAL BANK



Disciplinary Information - Criminal Disclosures

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

Viewed on June 27, 2024

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

First Name	SABINE
Last Name	HUPPERT
Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone	+49 (69) 1366-5134
Email	SABINE.HUPPERT@CITI.COM



Enforcement/Compliance Communication Contact Information

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

First Name	SABINE
Last Name	HUPPERT
Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone	+49 (69) 1366-5134
Email	SABINE.HUPPERT@CITI.COM

First Name	JASMIN
Last Name	KOELBL VOGT
Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone	+49 (69) 1366-5307
Email	JASMIN.KOELBLVOGT@CITI.COM



Membership Information

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No



Membership Contact Information

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

Membership Contact

First Name	SABINE
Last Name	HUPPERT
Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone	+49 (69) 1366-5134
Email	SABINE.HUPPERT@CITI.COM

Accounting Contact

First Name	PATRICK
Last Name	REINHARDT
Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone	+49 (69) 1366-1856
Email	PATRICK.NIKOLAUS.REINHARDT@CITI.COM

Arbitration Contact
First Name   SABINE
Last Name   HUPPERT
Street Address 1   REUTERWEG 16
City   FRANKFURT AM MAIN
Zip/Postal Code   60323
Country   GERMANY
Phone   +49 (69) 1366-5134
Email   SABINE.HUPPERT@CITI.COM

Compliance Contact
First Name   SABINE
Last Name   HUPPERT
Street Address 1   REUTERWEG 16
City   FRANKFURT AM MAIN
Zip/Postal Code   60323
Country   GERMANY
Phone   +49 (69) 1366-5134
Email   SABINE.HUPPERT@CITI.COM

Chief Compliance Officer Contact

First Name	SABINE
Last Name	HUPPERT
Street Address 1	REUTERWEG 16
City	FRANKFURT AM MAIN
Zip/Postal Code	60323
Country	GERMANY
Phone	+49 (69) 1366-5134
Email	SABINE.HUPPERT@CITI.COM



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NFA ID 0519517   [Enter]   CITIGROUP GLOBAL MARKETS EUROPE AG

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